UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUGARMADE, INC.

(Name of Issuer)

Common Stock $ 0.001 Par Value

(Title of Class of Securities)

865040 109

(CUSIP Number)

JIMMY CHAN

750 ROYAL OAKS DR., SUITE 108

MONROVIA, CA 91016

888-982-1628

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2017 [1]

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

[1] All information contained herein is also contained in the Issuer’s filings with the Securities and Exchange Commission.

CUSIP No.	865040 10 9

1	NAMES OF REPORTING PERSONS: ALLAN HUANG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 70,274,568 shares of Common Stock (See Item 5 for additional information).
	8	SHARED VOTING POWER: 140,549,136 shares of Common Stock (See Item 5 for additional information).
	9	SOLE DISPOSITIVE POWERS: 70,274,568 shares of Common Stock (See Item 5 for additional information).
	10	SHARED DISPOSITIVE POWER: 70,274,568 shares of Common Stock (See Item 5 for additional information).
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,274,568 ☐ shares of Common Stock (See Item 5 for additional information).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.48% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	865040 10 9

1	NAMES OF REPORTING PERSONS: CHENLONG TAN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 70,274,568 shares of Common Stock (See Item 5 for additional information).
	8	SHARED VOTING POWER: 140,549,136 shares of Common Stock (See Item 5 for additional information).
	9	SOLE DISPOSITIVE POWERS: 70,274,568 shares of Common Stock (See Item 5 for additional information).
	10	SHARED DISPOSITIVE POWER: 70,274,568 shares of Common Stock (See Item 5 for additional information).
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,274,568 ☐ shares of Common Stock (See Item 5 for additional information).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.48% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (“Common Stock”), of Sugarmade, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 750 Royal Oak Drive, Suite 108, Monrovia, California 91016.

Item 2. Identity and Background.

(a)-(c) This report is being filed by Alan Huang and Chenlong Tan,” (the “Reporting Persons”).

Allan Huang (“Mr. Huang”) is the Chief Executive Officer, President, Secretary and Director of Bizright Hydroponics Inc. and BZRTH, Inc., and, and Co-General Partner of BizRight, LLC.

Chenlong Tan (“Mr. Tan”) is the Co-General Partner of BizRight, LLC and Chief Technology Officer of the Company.

On December 13, 2017, Sugarmade, Inc. entered into a Master Marketing Agreement with BizRight, LLC (“BizRight”), a marketer and manufacturer of hydroponic growth supplies, which offers a range of hydroponics-related products including: HPS grow lights, electronic ballasts, HPS Bulbs, nutrient mixes, environmental control products, pH measurement and calibration solutions and other cannabis-related grow and storage products. BizRight operates the ZenHydro.com website and

(d)-(e) During the last five years, neither Mr. Huang and Mr. Tan has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. other e-commerce properties and sells various products to distributors and retailers.

(f) Mr. Huang and Mr. Tan are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 13, 2017, Sugarmade, Inc. entered into a Master Marketing Agreement with BizRight Hydroponic, Inc. (“BizRight”), a leading marketer and manufacturer of hydroponic growth supplies, which offers a range of hydroponics-related products. The Master Marketing Agreement provides Sugarmade, Inc. with a license, all products procured, developed and imported by BizRight that will be sold by Sugarmade, Inc. In consideration for the execution of the Master Marketing Agreement, BizRight, Mr. Huang and Mr. Tan are and will be compensated with a combination of cash and common shares in Sugarmade Inc.

Item 4. Interest in Securities of the Issuer.

(a)-(d) The calculations in this Item are based upon 681,548,280 shares of Common Stock issued and outstanding as of May 10, 2019. Such calculations are made pursuant to Rule l3d-3 promulgated under the Securities Act of 1933, as amended to date.

Reporting Person	Amount of Common Stock Beneficially Owned	% of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Allan Huang	70,274,568 shares of Common Stock*	10.48%	70,274,568	140,549,136	70,274,568	140,549,136
Chenlong Tan	70,274,568 shares of Common Stock*	10.48%	70,274,568	140,549,136	70,274,568	140,549,136

Othethan the transactions described under Item 3 and as described in I below, the Reporting Persons have not affected any transactions in the securities of the Company in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019

/s/ Allan Huang

Signature

/s/ Chenlong Tan

Signature

JOINT FILING AGREEMENT

Allan Huang and Chenlong Tan (collectively, the “Filing Persons”), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934.

Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned have set their hands this 10th day of May, 2019.

/s/ Allan Huang_______

Signature

/s/ ChenLong Tan_____

Signature